[Graphic omitted] Ahold

                                                     Press Release

                                                     Royal Ahold
                                                     Corporate Communications



                                               Date: October 13, 2004
                               For more information: +31 75 659 57 20



Ahold reaches final settlement with SEC

Zaandam, The Netherlands, October 13, 2004 -- The United States Securities and Exchange Commission ("SEC") announced today that it had reached a final settlement with Ahold. As reflected in the SEC's Complaint and Litigation Release, Ahold cooperated fully with the SEC in its investigation and has undertaken significant remedial actions in connection with the issues that were investigated. Ahold will continue to cooperate fully with the SEC and other authorities. This settlement completely resolves the SEC's investigation of Ahold and its various operating companies, including its U.S. Foodservice subsidiary.

Peter Wakkie, Ahold's Chief Corporate Governance Counsel and member of the Executive Board, commented in relation to the SEC announcement: "Ahold has worked very hard over the past two years to improve its systems and controls and implement other remedial measures to prevent any recurrence of these unfortunate events. Ahold has taken these matters very seriously and has cooperated fully with the regulatory authorities. The conclusion of the SEC's investigation into Ahold represents another significant step for Ahold's "Road to Recovery" and continuing our efforts to regain and maintain the confidence and trust of our shareholders, customers and employees."


Ahold Corporate Communications: +31.75.659.5720





                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
http://www.ahold.com                              Fax:    +31 (0)75 659 8302